Paper E: Creating Jobs and Prosperity Through Strategic Long-Term Tax Reductions                               147
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Paper E
Creating Jobs and Prosperity Through Strategic
Long-Term Tax Reductions

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Introduction

In 1995, the Ontario economy was clearly showing the effects of a decade of excessive tax and spending increases.

•   In the first half of the 1990s, Ontario suffered its worst economic decline since the Great
     Depression of the 1930s.  In 1994, Ontario's real gross domestic product (GDP) per capita was still about five per cent below its level of five years earlier.
•   Relative to both the United States and the rest of Canada, Ontario's real GDP per capita had fallen about 10 percentage points--demonstrating that tax increases and high deficits, not just the global economy, were hurting Ontario.
•   Unemployment was high--jobs were being lost to other provinces and the United States.
•   Public spending and Provincial debt were out of control. Ontario was facing a potential deficit of $11.3 billion and Provincial debt was growing by $1 million every hour.
•   A decade of tax increases was driving investment and job creation to lower-tax jurisdictions.

Since then, a plan to improve fundamentals, highlighted by significant reductions in tax rates, has resulted in stronger economic growth than any of the major industrialized countries, more than a million new jobs and rising living standards.  In 2003-04 the government's tax cuts already in place, together with those proposed in this budget, would allow individual and business taxpayers in Ontario to retain over $16 billion of their money.

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Ontario Tax Environment in 1995

In 1995, Ontario taxpayers faced some of the highest tax rates in North America.  A succession of personal income tax rate increases between 1985 and 1995 had pushed up income taxes significantly for people with lower and middle incomes.  Ontario's top tax rate was the second highest in Canada--only British Columbia had a higher top personal income tax rate.  Ontario's personal income tax rates were also badly out of line with those of our U.S. competitors.

Ontario's property tax system was in disarray.  Properties were assessed infrequently and different methodologies were used, which resulted in a patchwork of out-of-date and unexplainable assessed values.  Tax rates applied to those values varied significantly among municipalities.

Education tax rates levied by school boards had jumped by over 60 per cent between 1985 and
1995.  During that period, school board tax revenues increased by over 120 per cent, while enrolment increased by only 16 per cent.

Businesses also faced unacceptably high tax rates in 1995.  Ontario's tax rate on small businesses--the businesses that create many of the jobs in the economy--was the second highest in Canada at the time.  The Employer Health Tax, introduced in 1991, was directly impacting the job creation potential of small business.

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Ontario's Tax Cut Record

It was clear that significant changes were needed to address an economy that was in the doldrums and taxes that had reached unacceptably high levels.  The government embarked on a bold plan to create jobs by leaving more of people's income in their pockets and the profits of small businesses in the business.

PERSONAL INCOME TAX CUTS BENEFIT ALL TAXPAYERS
In 1995, the government committed to cut Ontario's personal income tax rate by 30 per cent.  By
1998, that commitment had been fulfilled--a year ahead of schedule.  In 1999, a new commitment was made to provide Ontarians with an additional $4 billion in benefits by reducing
Ontario personal income tax by a further 20 per cent, starting with a five per cent rate cut in 1999.

Until then, Ontario personal income tax was calculated as a percentage of federal tax.  This meant that when the federal government increased its tax rates, Ontario's effective tax rates automatically went up too.  And Ontario was unable to prevent the hidden tax increases that resulted from the federal government's failure to fully index the income tax system.

In 2000, the Province moved to a "Made-for-Ontario" income tax system, in which provincial income tax is calculated on taxable income, and not on federal tax.  Ontario has the authority to set its own tax brackets and rates independently of federal tax brackets and rates, and to provide its own tax credits to recognize the impact of special circumstances on people's ability to pay income tax.  The Ontario government has used its new policy flexibility to:

•   cut Ontario's first and second tax rates further, providing benefits to all taxpayers;
•   index the income tax system to Ontario's inflation rate to protect against hidden tax increases;
•   increase tax credits for students, people with disabilities and family members who support them;
•   reduce the amount of capital gains included in income from 75 to 50 per cent; and
•   take steps to increase the level of income at which Ontario's surtax becomes payable.

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Taken together, the personal income tax cuts brought in by the government since 1995 mean that:

Interprovincial Personal Income Tax Rate Comparison, 2004
Individual Earning $50,000

ON(2004)      BC      AB      SK      PE      NB       MB       NS      ON(1995)      NL       QC                                                                                                                       (1995)
 30.85      31.15     32      35     35.8    36.82    36.9    36.95       37.1      38.16    38.37

•   six million Ontarians have had their
     Ontario personal income tax reduced
     or eliminated;
•   all taxpayers benefit from reduced
     personal income taxes, with the
     largest percentage cuts concentrated
     on individuals with the lowest
     incomes;
•   a typical family of four with net
     income of $60,000 from two earners
     will save $2,125 in taxes this
     year; and
•   Ontario's personal income tax rates
     are lower for most Ontario taxpayers
     than in other provinces, and the income tax burden on people is much more in line with our
     American competitors'.

Significant Reductions in Ontario's Personal Income Tax Rates
                                                                                     1995 Tax Year
                                                                                  ------              ---------------
Taxable income brackets                                                     $29,590             $59,180
                                                                                  ------              ---------------
Ontario tax rates before Ontario 1996 Budget (equivalent               9.86%            15.08%            16.82%
to Ontario "tax on tax" rate of 58%)
-----------------------------------------------------------------  -------------- ------------------  ---------------
                                                                                     2004 Tax Year
                                                                                  ------              ---------------
Taxable income brackets (with estimated indexation)                         $33,473             $66,946
                                                                                  ------              ---------------
Ontario tax rates for 2004                                             5.65%            8.85%             11.16%
-----------------------------------------------------------------  -------------- ------------------  ---------------
Note: Does not include Ontario surtax.

Next year, when Ontario's first and second tax rates are cut further and the surtax threshold is raised, individual taxpayers will benefit from almost $900 million more in income tax savings.

To the government, tax revenues are Ontarians' hard-earned money, entrusted to the Province to be spent efficiently on the programs and services that Ontarians value.

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In 1999, the economy performed better than expected and produced more revenue than was needed for the government to achieve the plan that had been set out.  As a result, individuals who paid income tax to Ontario in 1999 and contributed to the province's financial success that year became eligible for a "dividend" of up to $200 each.  Altogether, $1 billion was returned to five million Ontario taxpayers through this program.

HOMEOWNERS HAVE BENEFITED FROM PROPERTY TAX REFORMS
Beginning in 1998, the Province began a comprehensive reform of the property tax system.  The introduction of current value assessment (CVA) in 1998 brought fairness and transparency to the property tax system by assessing properties across the province based on current market values.

Based on several recent studies and the experience of other jurisdictions, the government believes that CVA is the most appropriate basis upon which to value property for taxation purposes.  By applying CVA, Ontario is remaining consistent and competitive with most other jurisdictions in
North America.

CVA is more equitable, more understandable and more accountable than the former system where assessments in many communities were as much as 50 years out of date.  The province-wide application of CVA ensures that similar properties of similar value pay similar taxes in each community.  By basing assessments on the amount that properties would sell for at a fixed point in time, property owners can understand their assessments and compare them with other properties.

For the 2003 taxation year, the assessment of properties is based on the amount of money a property would sell for as of the common valuation date of June 30, 2001.  The 2003 reassessment marks the beginning of annual province-wide reassessments.  Beginning in 2004, annual reassessments will base property values on market conditions as of June 30 of the preceding tax year.  We believe it is essential that all properties be assessed on a consistent basis at a fixed point in time and that values be updated on a regular basis.  Property values can change over time at different rates, and frequent updates ensure that fairness is maintained.

Municipalities were given the flexibility to gradually implement the tax changes that occur in a reassessment over a period of up to eight years.  Many homeowners have benefited from municipalities' use of this option.  In addition, a variety of tax relief programs have enabled municipalities to provide assistance to charities, non-profit organizations, heritage property owners, seniors and residents experiencing situations of hardship.

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Residential education property tax burdens have been reduced substantially.  In 1998, the
Province assumed responsibility for determining education funding and setting education property tax rates.  In that year, the Province cut residential education property taxes in half and transferred
$2.5 billion in tax room to municipalities in the context of a broader reform of provincial and municipal funding responsibilities.  A new uniform education property tax rate for all residential and multi-residential properties was established.

In 1999, the government made a commitment to reduce residential education property taxes by
20 per cent.  An immediate 10 per cent rate cut was implemented for the 1999 tax year, resulting in $250 million in annual property tax reductions for residential property owners. However, not all homeowners received the benefit of this tax reduction because some municipalities increased the municipal portion of the property tax, which offset the intended education tax savings.
Therefore, the government has proposed that the second half of this tax cut be delivered directly to taxpayers by the Province.

SUPPORTING ONTARIO'S SENIORS
More than 1.5 million of Ontario's 12 million residents are aged 65 or older.  Ontario's senior citizens have helped to create a prosperous and proud province.  Their ongoing contributions continue to support Ontario's success and prosperity.  As a group, however, senior citizens have lower average incomes than the population as a whole and many rely on fixed incomes.

Ontario's personal income tax system already provides significant recognition for these differences through a variety of tax credits.  Ontario's age credit, for example, will deliver over
$200 million in tax savings this year to low- and moderate-income seniors. Ontario property and sales tax credits provide enriched benefits for seniors that deliver an additional $300 million a year in income tax-based support to seniors and their families.  As a group, seniors are also saving $1.6 billion this year as a result of Ontario's tax cuts to date.

To complete the government's commitment to reduce residential education taxes, this budget proposes to provide senior homeowners and renters with a tax credit that reimburses them for the full amount of the residential education property taxes they pay.

This property tax support will assist all seniors with their housing costs.  This assistance will be of particular help to those seniors on fixed incomes, who do not have the opportunity to increase their incomes to keep pace with rising costs.

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Seniors would have their residential education property tax on their principal residence fully eliminated through a new Ontario Home Property Tax Relief for Seniors program in respect of property taxes after July 1, 2003.  The new application-based credit would be made available to both senior homeowners and senior tenants.

Ontario's 700,000 senior homeowners and  245,000 senior tenants would receive $450 million in net new benefits a year.

RECOGNIZING THE VALUE OF CAREGIVING
Many individuals who live with disabilities or infirmities receive the support and care they need to remain in their homes from family members. These individuals must cope with higher costs than does the general population.

Ontario's tax system currently provides assistance to over 150,000 individuals with disabilities or infirmities and relatives who care for them through a number of non-refundable tax credits, including the disability credit, caregiver credit and infirm dependant credit.  However, the care provided by individuals for an infirm spouse or common-law partner goes unrecognized by the current income tax system, as do the efforts of adult children to help their infirm parents or grandparents with modest incomes remain in their own homes.

To close these gaps and provide greater recognition of the impact these circumstances have on an individual's ability to pay income tax, this budget proposes three enhancements to Ontario's current tax support for caring and disabilities.

First, the amounts on which these tax credits are based would be increased to $6,637.

Second, this budget proposes to expand the caregiver credit and the infirm dependant credit to include spouses or common-law partners who are dependent by reason of mental or physical infirmity and to provide support to more caregivers living apart from dependent relatives.

Third, the dependant's income level at which the caregiver credit and infirm dependant credit are reduced would be raised to $13,050, and both credits would be eliminated when the dependant's income reaches $19,687.

In addition, this government proposes to work with the federal government and representatives of caregivers and the disability community to simplify the existing array of personal income tax supports for these individuals and to provide overall enriched benefits, through the income tax system, for individuals with disabilities and their caregivers.

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SUPPORTING LOW-INCOME WORKING FAMILIES
Since June 1995, Ontario's tax and transfer system has been changed to support low- and moderate-income working families and to ensure that people are better off working than receiving social assistance.

The greatest percentage cut made to Ontario's statutory tax rates has been in the rate that applies to modest incomes.  In 1995, Ontario's first tax rate stood at 9.86 per cent; when Ontario's tax cuts are complete in January 2004, our first tax rate will be 5.65 per cent.  This 43 per cent reduction in the rate will give Ontarians with modest incomes the lowest income tax rate in Canada.

At the same time, the Ontario Tax Reduction (OTR) program has been enriched.  This program reduces or eliminates income tax for Ontarians with lower incomes.  For 2004, this budget proposes to further improve the OTR by increasing the basic personal claim to $197, plus indexation.  Altogether, including the enrichment proposed in this budget and rate cuts that will come into effect on January 1, 2004, this government's tax cuts would eliminate Ontario income tax for 695,000 modest-income taxpayers.  As well, 825,000 Ontarians would pay no provincial income tax, yet would continue to pay income tax to the federal government.

To complement the income tax cuts, the government also introduced the Ontario Child Care
Supplement (OCCS) for Working Families.  The OCCS increases the incentive to work by improving the returns from working.

The OCCS was launched as a result of the National Child Benefit (NCB) agreement between the federal government and the provinces.  The NCB was designed to ensure that families leaving social assistance are better off as a result of working.  Under the NCB agreement, provinces have the option of reducing social assistance payments by the amount of the federal NCB Supplement if they reinvest these funds in programs for low-income families with children.  Ontario's principal reinvestment is the OCCS.

To ensure that the OCCS continues to improve the returns from working relative to welfare, this budget proposes to increase the net income level above which OCCS benefits are reduced from
$20,000 to $20,750.

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Support for Low- to Moderate-Income Working Families
The OCCS is a $1,100 annual tax-free benefit for low- to moderate-income working families with children under age seven.  The program also supports parents who are attending school or are receiving training by providing benefits to families with qualifying child care expenses for children under age seven.  As well, an annual supplement of $210 per child under age seven is provided to working single parents to recognize their special circumstances.  The OCCS was launched in 1998.

This budget proposes to increase the net income threshold at which OCCS benefits begin to be reduced from $20,000 to $20,750.  In total, the OCCS will provide over $200 million in benefits annually for up to
373,000 children in 227,000 families.

In June 1995, the structure of Ontario's welfare benefits provided little incentive for low-income families to work.  Welfare benefits were higher than the income that many families with children could earn working full-time at a minimum wage job.  A single parent with two children, aged four and six, working full-time at $6.85 per hour, the minimum wage, would have had total after-
tax income of $16,199 annually, including the federal Child Tax Benefit and Working Income
Supplement.  This parent would have had to earn $8.40 an hour to have before tax income equal to a similar family on welfare.

Since June 1995, the tax and transfer system has been restructured.  The changes increase the return from working and provide an incentive for parents to enter the labour force or work more hours.  In 2003, this same single parent working full time at the minimum wage would have an annual after-tax income of $21,558, including $2,620 in OCCS benefits and the Canada Child
Tax Benefit.  This income is substantially higher than if this family were receiving welfare.

158                                                                                            2003 Ontario Budget
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BIG TAX SAVINGS FOR ONTARIO FAMILIES
The results of Ontario's broadly based personal income tax and property tax cuts are clear:
significant tax savings for all Ontario taxpayers.

The following examples show the impact of Ontario's tax cuts on individuals and families for a variety of incomes and circumstances.

Examples of Annual Savings from Ontario's Tax Cuts for People                                                ($)
----------------------------------------------------------------------------------------------------------------
Family Description                                       Net Income  Tax Cut or Benefit                  Saving1
----------------------------------------------------------------------------------------------------------------
Single senior with OAS, CPP and a private pension, paying    20,000  Personal income tax cuts                520
$500 in monthly rent                                                 Residential education property tax
                                                                     cuts                                    152
                                                                                                             672
                                                                                                      ----------
One-earner couple with two children under age seven and      30,000  Personal income tax cuts              1,620
a home assessed at $150,000                                          Residential education property tax cut   56
                                                                     Ontario Child Care Supplement         1,460
                                                                                                           3,136
                                                                                                      ----------
Single parent with two children under age seven and a        40,000  Personal income tax cuts              1,890
home assessed at $160,000                                            Residential education property tax cut   60
                                                                     Ontario Child Care Supplement         1,080
                                                                                                           3,030
                                                                                                      ----------
Senior couple, one disabled, with income from OAS, CPP       50,000  Personal income tax cuts              2,250
and a private pension, living in a home assessed at                  Residential education property tax
$170,000                                                             cuts                                    633
                                                                                                           2,883
                                                                                                      ----------
Two-earner couple with two children over age six and a       60,000  Personal income tax cuts              2,575
home assessed at $180,000                                            Residential education property tax cut   67
                                                                                                           2,642
                                                                                                      ----------
One-earner couple with one severely disabled child and a     70,000  Personal income tax cuts              3,955
home assessed at $200,000                                            Residential education property tax cut   74
                                                                                                           4,029
                                                                                                      ----------
Single individual with a home assessed at $220,000           80,000  Personal income tax cuts              5,210
                                                                     Residential education property tax cut   82
                                                                                                           5,292
                                                                                                      ----------
One earner and one investor with dividend income and         90,000  Personal income tax cuts              5,220
capital gains, living in a home assessed at $240,000                 Residential education property tax cut   89
------------------------------------------------------
                                                                                                           5,309
----------------------------------------------------------------------------------------------------------------

1.   Based on tax cuts and  benefits  since  1995,  tax cuts  scheduled  to take effect in 2004 and measures proposed in the budget, when fully implemented.
     Residential  education  property tax cuts include the net benefit under the
     proposed    Ontario    Home    Property    Tax    Relief    for    Seniors.
     ----------------------------------------------------------

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SIGNIFICANT TAX CUTS FOR SMALL BUSINESS
Ontario's small and medium-sized businesses create over half of the private-sector jobs in the province. With an environment that supports investment, job creation and entrepreneurship, many small businesses can grow into successful large businesses. The Province recognizes the important contribution that small businesses make to the economy and has provided substantial tax cuts to enable them to reinvest the savings, to expand and to create more jobs.

The government's policies are working--since September 1995, the Ontario economy has created more than a million new jobs.

Ontario's personal income tax cuts have supported many of the Province's small businesses.
Unincorporated businesses report their business income on their personal income tax returns.  By reducing income tax rates for individuals, Ontario has also reduced the taxes on unincorporated small business owners.  Those tax cuts provide small business owners with more money to invest in the growth of the business and to hire more people.

In 1998, Ontario announced a plan to reduce the corporate income tax rate for small business.
Since then, the tax rate for incorporated small business has been cut from 9.5 to 5.5 per cent. On
January 1, 2004, the rate will fall to five per cent and on January 1, 2005, the small business rate will fall to four per cent--an overall rate reduction of about 58 per cent.

In addition, the income eligibility threshold for Ontario's small business rate is being increased to $400,000 by 2005--twice the original level.  By increasing the income level that is eligible for the small business rate, Ontario extended the benefits of the lower rate to more small businesses and reduced a tax barrier to growing small businesses.

The federal government announced in the 2003 Budget that the amount of active business income eligible for the small business rate would be increased from $200,000 to $300,000 by 2006.  That would still be $100,000 short of the level of income eligible for the Ontario small business rate.
If the federal government matched Ontario's $400,000 income eligibility threshold, small businesses in Ontario with $400,000 of taxable income would each save $9,000 annually in federal corporate income tax.

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Small Business Corporate Income Tax Rate Cut Plan
-----------------------------------------------------------------------------------------------------------------
                                      January 1,     October 1,      January 1,      January 1,     January 1,
                         1995            2001           2001            2003            2004           2005
------------------- ---------------------------------------------- ----------------------------------------------
Tax Rate                 9.5%            6.5%            6%             5.5%             5%             4%
Income Level           $200,000        $240,000       $280,000        $320,000        $360,000       $400,000
------------------- ---------------------------------------------- ----------------------------------------------

More than 100,000 small businesses have been helped by Ontario's tax cuts and are continuing to grow and create jobs.

Supporting Small Businesses
•   Small business corporate income tax rate cut from
     9.5 to 5.5 per cent and will be further cut to
     4 per cent by 2005.

•   Income level at which the small business rate
     applies was increased from $200,000 to $320,000 and
     will be increased to $400,000 by 2005.

•   Taxable portion of capital gains reduced from 75 to
     50 per cent.

•   Employer Health Tax eliminated on the first $400,000
     of private-sector payrolls and on self-employment
     income.

•   Overtaxed business properties are protected from
     further municipal tax increases.

•   Business education property taxes reduced by more
     than $500 million by 2005.

•   Capital tax eliminated for businesses with up to
     $5 million in taxable capital.

In 2005, when the small business rate
cuts are fully implemented, Ontario will
have one of the lowest small business
corporate income tax rates among all the
provinces; only Alberta and New
Brunswick will be lower.

Small businesses were also particularly
hard hit by taxes, such as payroll,
property and capital tax that must be
paid regardless of a firm's profitability.
The government has introduced a
number of measures since 1995 to
reduce the burden of these
profit-insensitive taxes.

All private-sector employers have
benefited from changes made to the
Employer Health Tax (EHT).  In 1995,
both large and small businesses paid
EHT, which discouraged job creation.  This tax also applied to self-employed individuals reporting more than $40,000 of earnings from self-employment.  Between 1996 and 1999, a
$400,000 exemption was put in place that had the effect of eliminating the EHT for 88 per cent of private-sector businesses.  During that same period, the EHT on self-employed earnings was eliminated.

Paper E: Creating Jobs and Prosperity Through Strategic Long-Term Tax Reductions                               161
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Ontario businesses are benefiting from the province's property tax reforms.  The introduction of a consistent approach to the assessment of property has brought fairness and transparency to the basis for property taxation.  A five per cent limit on annual tax increases related to reassessment means that tax changes are manageable for all business taxpayers.  In municipalities where business properties face very high tax burdens relative to residential properties, municipalities cannot increase business property taxes until a fairer distribution of tax burdens between residential and business properties is achieved.

Most significantly, businesses across Ontario are benefiting from a Provincial commitment to reduce business education taxes by over $500 million by 2005.  Since 1998, the Province's approach to setting business education tax rates has reduced property taxes for business by over
$400 million annually and has focused these reductions on businesses facing the highest tax rates.
Further reductions in 2004 and 2005 will complete the implementation of the Province's business education tax cuts.

To encourage municipalities to cut their own taxes, the Province maintains a policy of providing accelerated business education tax cuts to match municipal tax reductions for commercial and industrial properties.  Since 1998, the Province has matched municipal property tax cuts with business education tax cuts in 10 municipalities.

In 1995, small businesses were liable for paying Ontario capital tax if either their assets or revenues were greater than $1 million. Between 1999 and 2001, the government simplified and enriched the capital tax exemption for small business and took the first step to eliminating the capital tax by increasing the capital tax exemption to $5 million of taxable capital.  The result is that 70,000 small businesses in the province no longer pay the capital tax.

This budget proposes to cut Ontario capital tax rates by 10 per cent effective January 1, 2004.
The government would eliminate the capital tax at the same time as the federal capital tax is eliminated.

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STRATEGIC TAX REDUCTIONS TO STIMULATE JOB CREATION
In addition to general broad-based cuts to personal income tax, property tax and corporate taxes for small business, the government also introduced strategic tax reductions designed to stimulate jobs and help key sectors grow.

Hiring and Training
To encourage businesses to provide work opportunities to post-secondary graduates, the Graduate
Transitions Tax Credit provides a refundable tax credit of 10 per cent (15 per cent for small businesses) for businesses hiring recent post-secondary graduates who have been unemployed for at least 16 of the past 32 weeks.

Ontario Tax Incentives to Support Hiring and Training
•   Co-operative Education Tax Credit for Co-op and
     Post-Secondary Technology Students;

•   Proposed New Apprenticeship Tax Credit;

•   Graduate Transitions Tax Credit; and

•   Workplace Accessibility Tax Incentive.

To support the efforts of businesses to
hire workers with a disability, the
Workplace Accessibility Tax Incentive
provides an additional 100 per cent
deduction to corporations (15 per cent
refundable tax credit for unincorporated
businesses) for expenses related to
accommodating newly hired employees
with a disability.

To  foster skills training and youth employment, the Co-operative Education Tax Credit (CETC)
was introduced to provide a refundable tax credit of 10 per cent (15 per cent for small businesses)
for businesses hiring a co-op student.  As well as supporting skills training and youth employment, this credit recognized that workers skilled in leading-edge technologies are key to the continuing growth of Ontario's economy and maintaining and increasing the supply of well-paid jobs for Ontarians.

The government is proposing to introduce a new Apprenticeship Tax Credit built on the CETC to encourage Ontario businesses to hire and train skilled-trades workers in strategic sectors of the economy such as manufacturing and construction.

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Research and Development (R&D) and Innovation

Ontario's tax system provides significant support for the continued activities of R&D and innovation.  Ontario's corporate tax incentives for R&D performers include:

Ontario Tax Support for R&D and Innovation
•   Innovation Tax Credit;

•   Interactive Digital Media Tax Credit;

•   Non-Taxation of Federal SR&ED Tax Credit;

•   Business-Research Institute Tax Incentive;

•   New Technology Tax Incentive;

•   Royalty Payments Exempt from Five Per Cent
     Income Add-Back;

•   Research Employee Stock Option Credit;

•   Retail Sales Tax Exemption for Medical Research
     and Investigation Equipment; and

•   Broader Retail Sales Tax Exemption for R&D
     Equipment for Manufacturers.

•   a tax exemption on the federal
     Scientific Research and
     Experimental Development
     (SR&ED) investment tax credit;

•   a 20 per cent refundable tax credit
     for R&D performed at eligible
     research institutes in Ontario;
•   a 10 per cent refundable Ontario
     Innovation Tax Credit  for eligible
     small and medium-sized companies
     performing R&D; and
•   a 100 per cent deduction for the cost
     of intellectual property, such as
     patents and licences.

Improved Access to Capital
Refinements to the Labour-Sponsored
Investment Fund (LSIF) program have helped to ensure that small, growth-oriented Ontario businesses have better access to capital.  This budget proposes amendments to the LSIF program that would further facilitate LSIF investments in companies that have been unable to raise venture capital.

Ontario Tax Incentives to Improve Access to Capital
•   Changes to Labour-Sponsored Investment Fund
     program have resulted in more capital being
     delivered to smaller firms sooner.

•   Community Small Business Investment Funds and
     Research-Oriented Investment Funds have targeted
     venture capital to high growth-potential firms.

•   Further changes are proposed to the Community
     Small Business Investment Fund (CSBIF) program to
     increase the pool of venture capital available to
     commercialize university and hospital research.

Entrepreneurs need access to venture
capital if they are to continue to produce
the new jobs that have done so much for
Ontario's economy.  Ontario also
intends to parallel the 2003 federal
budget announcement regarding small
business rollovers.  This program
encourages investors to reinvest in small
businesses by deferring, in certain
circumstances, tax owing on capital
gains earned from the disposition of
shares in qualifying small businesses.

164                                                                                            2003 Ontario Budget
--------------------------------------------------------------------------------------------------------------------

The creation of the CSBIF and Research-Oriented Investment Fund programs has improved the flow of venture capital into strategic sectors of our economy.  Access to venture capital is a crucial part of commercializing the results of research in Ontario's universities and hospitals, and the CSBIF program has become an important source of capital for these institutions.

The government proposes to extend the registration deadline for new CSBIFs by another year, until December 31, 2004.  In addition, this budget proposes enhancements to the program to encourage individuals and corporations to invest in the commercialization of research through CSBIFs.

Cultural Industries

The film and television industry is important to Ontario's economy, generating over $2 billion in production activity in 2002. In recognition of the highly mobile nature of film production and the valuable jobs that it creates, the government introduced targeted tax incentives to support investment and job creation in the industry with tax incentives such as:

Ontario Tax Incentives to Support Cultural Industries
•   Film and Television Tax Credit;

•   Ontario Production Services Tax Credit;

•   Computer Animation and Special Effects Tax Credit;

•   Book Publishing Tax Credit; and

•   Sound Recording Tax Credit.

•   a 20 per cent refundable Ontario
     Film and Television Tax Credit
     (OFTTC) on labour expenditures for
     domestic film and television
     productions;

•   an 11 per cent refundable Ontario
     Production Services Tax Credit on
     labour expenditures for foreign and
     non-certified domestic film and
     television productions; and
•   a 20 per cent refundable Ontario Computer Animation and Special Effects Tax Credit on
     labour expenditures for digital animation and special effects in film and television productions.

Further recognizing the importance of a vibrant cultural sector and the high value-added jobs it generates, the government introduced the following tax incentives aimed at encouraging jobs and investment:

•   a 30 per cent refundable Ontario Book Publishing Tax Credit for publishing and promoting the first three literary works of a Canadian author; and
•   a 20 per cent refundable Ontario Sound Recording Tax Credit for producing sound recordings by emerging Canadian artists.

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This budget proposes to enhance Ontario's support for Canadian film and television productions by allowing the Ontario Film and Televison Tax Credit to be claimed on equity investments by government agencies.

Mining Industries
Ontario's mining industry is an important source of jobs, especially in the North.  In 2000, the government announced a plan to cut the mining tax rate to further support the competitiveness of the Ontario mining industry.  In 1995, Ontario's tax rate on mining profits was 20 per cent.
Today, the mining tax rate is 12 per cent.  By 2004, it will fall to 10 per cent--an overall rate cut of 50 per cent.

In 2000, the government also introduced enhanced incentives for investors in flow-through shares for mineral exploration.

PROMOTING KEY OBJECTIVES THROUGH TAX REDUCTIONS
Additional tax reductions and incentives are being provided to achieve a variety of important objectives.

Supporting Choice in Education
•   Equity in Education Tax Credit

Supporting Choice in Education

In 2001, the government acted to support
parents who want more choice with
respect to their children's education,
particularly those who want their children educated in a manner that is consistent with their cultural and religious beliefs.  The Equity in Education Tax Credit provides parents with a partial tax credit on the first $7,000 of eligible tuition expenses for children attending independent schools in Ontario.

Ontario Tax Support for Education
•   School Bus Safety Tax Incentive;

•   Educational Technology Tax Incentive;

•   Retail Sales Tax Exemption for Donations to
     Educational Institutions;

•   Retail Sales Tax Exemption for Educational
     CD-ROMs; and

•   Increased Personal Income Tax Credits for Post-
     Secondary Students.

The government is reconfirming its
commitment to support parental choice
in education by proposing to accelerate
the phase-in of the tax credit rate, and by
introducing legislation to prescribe the
remaining steps of the phase-in
schedule.

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Retail Sales Tax Reductions

Other Key Tax Reductions and  Incentives
•   Retail sales tax exemption for farm building
     materials;

•   Elimination of capital tax for credit unions and
     caisses populaires;

•   Elimination of gross receipts tax;

•   Extension of the retail sales tax rebate for
     alternative fuel vehicles to electric hybrid cars, light
     trucks and sport utility vehicles;

•   Extension of audio books from the retail sales tax for
     people who are blind;

•   Exemption of biodiesel from the 14.3 cents/litre fuel
     tax; and

•   Retail sales tax exemption for call centres.

Retail sales tax on auto insurance
premiums has been reduced from five
per cent and will be fully eliminated by
April 1, 2004.  Retail sales tax on repairs
and replacements made under warranty
will also be eliminated by April 1, 2004,
down from a rate of eight per cent.

First-Time Home Buyers

To promote home ownership, the
government provides a refund of up to
$2,000 in Land Transfer Tax (LTT) paid
on the purchase of a newly built home
by first-time buyers.  The LTT refund
program supports job creation and the
housing industry, an important part of
the Ontario economy.

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Energy Incentives
Announced in November 2002
•   A 10-year corporate income tax holiday for new
     electricity generation from alternative or renewable
     energy sources;

•   A 10-year property tax holiday for new facilities that
     generate electricity from alternative or renewable
     energy sources;

•   An immediate 100 per cent corporate income tax
     writeoff for new assets used to generate electricity
     from alternative or renewable energy sources;

•   A capital tax exemption for new assets used to
     generate electricity from alternative or renewable
     energy sources before January 1, 2008;

•   A retail sales tax rebate for qualifying Energy Star(R)
     clothes washers, dishwashers, refrigerators and
     freezers purchased before November 26, 2003;

•   A retail sales tax rebate for building materials
     purchased and used after November 25, 2002 and
     before January 1, 2008 to build electricity
     generating facilities that use alternative or
     renewable energy sources; and

•   A five-year retail sales tax rebate for residential
     solar energy systems.

New Measures
•   An expanded retail sales tax rebate for solar energy
     systems to include other eligible residential energy
     systems;

•   An increased retail sales tax rebate for certain
     alternative fuel vehicles, to a maximum of $2,000;

•   A 100 per cent corporate income tax deduction for
     new assets used to self-generate electricity from
     alternative or renewable energy sources; and

•   A two-year transfer tax exemption for sales and
     amalgamations of publicly owned municipal
     electricity utilities to encourage greater
     rationalization and efficiency.

Energy Incentives

Last fall, the government introduced the
Electricity Pricing, Conservation and
Supply Act, 2002 to protect families,
small businesses and farmers from high
energy prices, and to increase energy
supply and promote conservation.

The Act included a comprehensive tax
package designed to encourage rapid
development of clean, alternative or
renewable sources of electrical energy.
The measures will also encourage
consumers to conserve energy and use it
more efficiently, reducing the demand
for electricity and promoting clean air in
Ontario.

This budget proposes a new tax
incentive for investments in
self-generated electricity, including
co-generation, as well as additional
support for energy conservation and
renewable green energy.

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MULTI-YEAR TAX REDUCTIONS TO BOOST LONG-TERM JOB CREATION
In order to increase Ontario's competitiveness, encourage new investment and better support high-value-added jobs, the 2000 Budget announced a multi-year plan to cut corporate income tax rates.

Ontario's plan to cut corporate income tax rates is continuing as currently scheduled.  The general corporate income tax rate has been cut from 15.5 to 12.5 per cent,  and the manufacturing and processing rate has been cut from 13.5 to 11 per cent.  By 2006, Ontario will have a single rate of eight per cent.  The small business rate, which is currently available to businesses with less than $320,000 of income, has been cut from 9.5 to 5.5 per cent and will be further cut to four per cent by 2005.

Ontario's combined general corporate tax rate is no longer one of the highest in the world.  It is lower than the combined average rate of the neighbouring states in the United States, much closer to the current Organisation for Economic Co-operation and Development (OECD) average rate and below the current rates in the United States, Japan, Germany and Italy.

Although Ontario's statutory corporate income tax rates are becoming increasingly  competitive, it is not enough to look at income tax rates only.  Business investment decisions are likely to be based on the effective corporate tax rate on capital investment.  Effective tax rates measure taxes paid as a percentage of income earned where after-tax income is enough to justify making an investment.  Studies have shown that the effective tax rate in Ontario remains higher than the rate in the United States, despite our lower corporate income tax rate.

This budget proposes to reduce capital tax rates for all corporations and to eliminate the capital tax at the same time that the federal government eliminates its capital tax.  Eliminating the capital tax would significantly lower the effective tax rate on capital investment and encourage economic growth, job creation and prosperity.  Most of Ontario's competitors do not have a significant capital tax.

Paper E: Creating Jobs and Prosperity Through Strategic Long-Term Tax Reductions                               169
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Real Benefits from Ontario's Tax Reductions

Calendar Year    General CIT Rate(%)    Small Business CIT Rate(%)    PIT Rate (Second Bracket)(%)    Fiscal Year    Tax Revenue($M)
   1995                 15.5                  9.5                         15.1                          1995-96              36,374
   1996                 15.5                  9.5                         14.6
   1997                 15.5                  9.5                         12.5
   1998                 15.5                  9.2                         11.1
   1999                 15.5                  8.5                         10.3
   2000                 14.8                  7.3                         9.62
   2001                 13.6                  6.5                         9.22
   2002                 12.5                  6                           9.15                          2002-03              48,401

The benefits of Ontario's tax reductions
to date are significant.  These tax cuts,
together with the further measures
proposed in this budget, would provide
over $16 billion in benefits to individual
and business taxpayers in Ontario.

In the last several years, economic
growth in Ontario has exceeded that of
the rest of Canada, the United States and
the average of industrialized countries.
More than one million jobs have been
created in Ontario since 1995.

While individual taxpayers and businesses benefit from the government's tax cuts, Ontario's tax system is producing more revenue overall.  This enables the government to invest in key priorities and continue to provide the services that Ontarians have come to expect.

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